March 27, 2020

The Benchmark Company, LLC
150 East 58th Street, 17th Floor
New York, New York 10155

Maxim Group LLC

405 Lexington Avenue, 2nd Floor

New York, New York 10174

Valuable Capital Limited

Room 2807-2809, 28/F, China Merchants Tower, Shun Tak Centre

168-200 Connaught Road

Central, Hong Kong

China Merchants Securities (HK) Co., Limited

48/F One Exchange Square

Central, Hong Kong

AMTD Global Markets Limited
23/F - 25/F Nexxus Building
41 Connaught Road

Central, Hong Kong

BOCI Asia Limited

26/F Bank of China Tower

1 Garden Road

Central, Hong Kong

As representatives of the several underwriters

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Kauten

Re:                             WiMi Hologram Cloud Inc. (the “Company”) (CIK No. 0001770088)

Registration Statement on Form F-1 (File No. 333-232392)

Dear Mr. Kauten:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Standard Time on March 31, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated March 20, 2020, through the date hereof:

Preliminary Prospectus dated March 20, 2020;

Approximately 876 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

The Benchmark Company, LLC

	By:	/s/ Michael Jacobs
		Name:	Michael Jacobs
		Title:	Managing Director/ Head of Equity Capital Markets

As representatives of the several underwriters

Signature Page to Acceleration Request Letter

Very truly yours,

Maxim Group, LLC

By:	/s/ Clifford Teller
	Name:	Clifford Teller
	Title:	Executive Managing Director

As representatives of the several underwriters

Signature Page to Acceleration Request Letter

Very truly yours,

Valuable Capital Limited

By:	/s/ Lee Ching
	Name:	Lee Ching
	Title:	Director

As representatives of the several underwriters

Signature Page to Acceleration Request Letter

Very truly yours,

China Merchants Securities (HK) Co., Limited

By:	/s/ Shuo Yang
	Name:	Shuo Yang
	Title:	Managing Director

As representatives of the several underwriters

Signature Page to Acceleration Request Letter

Very truly yours,

AMTD Global Markets Limited

By:	/s/ Minglin Cheung
	Name:	Minglin Cheung
	Title:	Managing Director

As representatives of the several underwriters

Signature Page to Acceleration Request Letter

Very truly yours,

BOCI Asia Limited

By:	/s/ Lisa Lim Swee Tin
	Name:	Lisa Lim Swee Tin
	Title:	Managing Director

As representatives of the several underwriters

Signature Page to Acceleration Request Letter